Exhibit 77 k

CHANGE IN ACCOUNTANTS

On June 7, 2003 McCurdy & Associates CPA’s, Inc. McCurdy was selected to replace KPMG, LLP (KPMG) as the Fund’s independent auditor for the 2003 fiscal year.  The Fund’s selection of McCurdy as its independent auditor was recommended by the Fund’s audit committee and was approved by the Fund’s Board of Trustees.